Mail Stop 4561

May 16, 2008

Grant Evans
Chief Executive Officer
ActivIdentity Corporation
6623 Dumbarton Circle
Fremont, CA 94555

> **Re: ActivIdentity Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed December 14, 2007**
> **File No. 000-50223**

Dear Mr. Evans:

We have reviewed your response letter dated March 28, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 28, 2008.

General

1. In your next response letter, please provide the representations requested at the end of our previous letter.

Form 10-K for the fiscal year ended September 30, 2007

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 61

2. Your response to prior comment No. 10 indicates that training, installation and consulting are included as software revenues on the income statement. Your response further indicates that you prospectively plan to present a separate line

item for service revenue derived from arrangements in which the services are not essential to the functionality of the software and a separate line item for license and service revenue derived from arrangements accounted for in accordance with SOP 81-1. Please confirm your intent to provide this presentation in future filings when required (i.e., next Form 10-K).

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Hugh Fuller, Financial Analyst, at (202) 551-3853 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief